Via Facsimile and U.S. Mail
Mail Stop 6010


January 10, 2006

Ms. Sharon E. Tetlow
Senior Vice President, and
Chief Financial Officer
Cell Genesys Inc.
500 Forbes Boulevard
South San Francisco, CA 94080


Re:	Cell Genesys Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	Filed March 14, 2005
	File No. 000-19986


Dear Ms. Tetlow:

	We have completed our review of your Form 10-K and have no further comments at this time.

								Sincerely,


								Jim Atkinson
      Accounting Branch Chief